September 30, 2016

VIA EDGAR

Joel Parker

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining
Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Yamana Gold Inc.

Form 40-F for the Fiscal Year Ended December 31, 2015

Filed March 30, 2016

File No. 001-31880

Dear Mr. Parker:

On behalf of our client, Yamana Gold Inc. (the “Company”), we hereby acknowledge receipt of the comment letter, dated September 7, 2016 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 40-F (the “Form 40-F”).  On behalf of the Company, we submit this letter in response to the Comment Letter based on information and instructions received from officers of the Company.  For ease of reference, we have reproduced the text of the Staff’s comments in bold-face type below, followed by the Company’s responses.

Form 40-F for the Fiscal Year Ended December 31, 2015

Exhibit 99.2
Note 16. Disclosure Controls and Procedures, page 62

1.              We note your response to comment 1 that Management concluded that disclosure controls and procedures were effective as of December 31, 2015 even though you disclosed a material weakness related to controls over income taxes. We refer you to SEC Release No. 33-8238, Final Rule: Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, which states that disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles. Since the material weakness reported relates to controls over recognition and measurement in the financial statements, the evaluation is as of the end of the period covered by this report and the material weakness was not remediated as of December 31, 2015, we do not agree with Management’s conclusion on disclosure controls and procedures. Please amend your filing to disclose that your disclosure controls and procedures were not effective as of December 31, 2015.

Response:  The Company acknowledges that Staff’s disagreement with management’s conclusion regarding the effectiveness of its disclosure controls and procedures as of December 31, 2015.  Despite the Staff’s disagreement, the Company respectfully submits that under the Commission’s rules, it is within the management’s discretion to determine whether the disclosure controls and procedures were effective as of December 31, 2015, despite the existence of a material weakness.  Moreover, the substance of the issue in disagreement (i.e. the presence of a material weakness that created a reasonable possibility that a material misstatement in the financial statements may not be prevented or detected) is fully disclosed. Consequently, the Company respectfully submits that there would be no meaningful benefit to investors to amend the Company’s annual report on Form 40-F to state that the Company’s disclosure controls and procedures were not effective because of an already disclosed material weakness. Finally, the Company takes note of the Staff’s correspondence with MMA Capital Management, LLC (“MMA”) and observed that management’s conclusion with respect to the effectiveness of the Company’s disclosure controls and procedures is consistent with the conclusion reached by MMA management with respect to its disclosure controls and procedures for the year ended December 31, 2013, despite the presence of a material weakness at period end.1

1  Following correspondence with the Staff regarding, among other things, MMA’s annual report on Form 10-K, the Staff appears to have accepted such conclusion. Please see the correspondence of MMA addressed to the Staff, dated as of December 18, 2014, https://www.sec.gov/Archives/edgar/data/1003201/000114420414072728/filename1.htm

SEC Release No. 33-8238, Final Rule: Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports (the “Final Rule”) states:

[I]n designing their disclosure controls and procedures, companies can be expected to make judgments regarding the processes on which they will rely to meet applicable requirements. In doing so, some companies might design their disclosure controls and procedures so that certain components of internal control over financial reporting pertaining to the accurate recording of transactions and disposition of assets or to the safeguarding of assets are not included. […] We therefore believe that while there is substantial overlap between internal control over financial reporting and disclosure controls and procedures, many companies will design their disclosure controls and procedures so that they do not include all components of internal control over financial reporting. (emphasis added)

As the Final Rule indicates, issuers can be expected to make judgments regarding the processes on which they will rely to meet applicable requirements, and in so doing may design their disclosure controls and procedures such that certain components of internal control over financial reporting pertaining to the accurate recording of transactions are not included in disclosure controls and procedures.  As a result, it was within management’s discretion to determine that the Company’s disclosure controls and procedures were effective as of December 31, 2015, despite the presence of a material weakness.

By definition, a material weakness always results in a reasonable possibility that a material misstatement in an issuer’s disclosure may not be prevented or detected. 2  But it does not follow that the presence of a material weakness, which creates the possibility of a material misstatement, necessitates a conclusion that an issuer’s disclosure controls and procedures are ineffective. If the opposite were true, as the Staff suggested in our recent telephone conversation, General Instruction B.(6)(b) of Form 40-F (and corresponding provisions of Regulation S-K and Form 20-F) would require such a conclusion. But, it

2  Rule 12b-2 under the Exchange Act states: “The term material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis.”

does not.3  Therefore, an issuer’ s management has the discretion to determine that its disclosure controls and procedures are effective notwithstanding the existence of a material weakness that by definition creates the reasonable possibility of a material misstatement in its financial statements.

As previously disclosed, it was assessed that certain of the Company’s internal controls related to income taxes were not designed with sufficient precision to prevent or detect a potential material error in the Company’s financial information, which taken together resulted in the material weakness in internal control over financial reporting.  On January 18, 2016, the Company recorded certain income-tax related entries for the year ended December 31, 2015.  It was subsequently determined that the internal controls related to the recording of the transactions had not been designed with a sufficient level of precision, and that additional review of such entries was warranted.  Adjustments resulting from this review were recorded between January 18, 2016 and February 9, 2016, prior to the finalization and release of the company’s financial statements and filing of the Form 40-F.

Management also considered the impact, if any, that the material weakness in its internal control over financial reporting had on its disclosure controls and procedures, based on the respective design of the Company’s internal control over financial reporting and disclosure controls and procedures as of year-end, and management concluded that the material weakness in internal control over financial reporting did not render the Company’s disclosure controls and procedures ineffective as of December 31, 2015.  Rather, the effective operation of the Company’s disclosure controls and procedures in place as of and subsequent to December 31, 2015 allowed management to (i) identify the material weakness, (ii) assess the Company’s disclosure in light of the material weakness, (iii) communicate the material weakness and its effects to management to allow for timely decisions regarding required disclosure, and (iv) to record, process, summarize and report accurate information well within the time periods prescribed by the Exchange Act, including reporting the material weakness and obtaining an unqualified report from the Company’s auditors.  The year-end adjustments described above did not have a material impact on the Company’s audited financial statements or other disclosures in the Form 40-F.

For the reasons stated above, the Company contends that it was within management’s discretion to determine that the Company’s disclosure controls and procedures were

3  General Instruction B.(6)(b) (Disclosure controls and procedures) does not prohibit management from concluding that the issuer’s disclosure controls and procedures are effective if there is a material weakness in the issuer’s internal control over financial reporting.  In contrast, General Instruction B.(6)(c)(3) of Form 40-F (Management’s Annual Report on Internal Control Over Financial Reporting) specifically states that management is not permitted to conclude that an issuer’s internal control over financial reporting is effective if there are one or more material weaknesses in the issuer’s internal control over financial reporting.

effective as of December 31, 2015, and that such disclosure controls and procedures were effective as of such date. Moreover, the substance of the issue is fully disclosed and the Company does not believe amending the Form 40-F would provide a meaningful benefit to investors.  Therefore, the Company respectfully requests that the Staff reconsider its request that the Company amend its Form 40-F.

Thank you for your review of this response letter.  Please direct all questions or comments regarding this letter to me at 416-504-0525.

Very truly yours,

/s/ Adam M. Givertz
Adam M. Givertz

cc:                                Myra Moosariparambil

Securities and Exchange Commission

Charles B. Main

Sofia Tsakos

Yamana Gold Inc.